FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2016

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1. 2.	Other News Schedule of Edelweiss India Conference held in Mumbai

OTHER NEWS

Sub: Disclosures under Indian Listing Regulations

IBN

ICICI Bank Limited (the ‘Company’) Report on Form 6-K

Pursuant to the provisions of Indian Listing Regulations notified by SEBI, we have disclosed to the stock exchanges in India, the schedule of Edelweiss India Conference held in Mumbai on February 15, 2016. At this conference, management of the Bank met the investors.

You are requested to take note of above and arrange to bring it to the notice of all concerned.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: “Landmark” Race Course Circle, Vadodara 390007. India

Edelweiss India Conference, St. Regis Hotel: February 15, 2016

Sr. No.	Type of meeting	Attendees: Fund/firm
1.	One-on-one	HDFC Asset Management
2.	Group	Canara Robeco
3.	Group	Shubhkam Ventures
4.	Group	Unilazer Ventures
5.	Group	Alta Vista Capital
6.	Group	Ambit Investment Advisors
7.	Group	Birla Sun Life Insurance Company
8.	Group	HDFC Life Insurance Company
9.	Group	ASK Investment Managers
10.	Group	Reliance Capital Asset Management Limited
11.	Group	Moon Capital
12.	Group	Motilal Oswal
13.	Group	Max Life Insurance Company

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date: February 18, 2016	By:	/s/ Shanthi Venkatesan
Name: Shanthi Venkatesan Title: Deputy General Manager